Exhibit 99.1

NOT FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN

The Hague, July 12, 2006

AEGON N.V. announces the pricing of EUR 200 million of 6% Perpetual Capital Securities

AEGON N.V. announces the pricing of a EUR 200 million offering of 6% Perpetual Capital Securities for the retail investor market. The offer has been made under AEGON’s USD 6 billion program for the issuance of debt instruments.

The Perpetual Capital Securities will carry a fixed coupon of 6% and the issue price will be EUR 1,000. Application has been made to list the Perpetual Capital Securities on Eurolist by Euronext Amsterdam. The issue is expected to close on July 21, 2006, and the Perpetual Capital Securities are expected to be admitted to trading on Euronext as of such date. The proceeds from the issue will be used for general corporate purposes. This issue will further strengthen AEGON’s capital base in a non-dilutive and cost effective manner.

The Securities have not been and will not be registered under the United States Securities Act of 1933 as amended (the ‘Securities Act’) and are Securities in bearer form that are subject to certain United States tax law requirements. Subject to certain exceptions, the Securities may not be offered, sold or delivered, directly or indirectly, in the United States, or to or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the Securities Act). For a further description of registrations on offers, sales, resales and deliveries of Securities, see ‘Subscription and Sale’ in the Base Prospectus.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)  |  Media Relations: +31 (0)70 344 83 44 (NL)

CONTACT

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44	+1 410 576 45 26

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

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